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                              May 31, 2023

       Chenggang Zhou
       Chief Executive Officer
       New Oriental Education & Technology Group Inc.
       No. 6 Hai Dian Zhong Street
       Haidian District
       Beijing 100080
       People   s Republic of China

                                                        Re: New Oriental
Education & Technology Group Inc.
                                                            Form 20-F for
Fiscal Year Ended May 31, 2022
                                                            Response Dated May
19, 2023
                                                            File No. 001-32993

       Dear Chenggang Zhou:

               We have reviewed your May 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 5, 2023 letter.

       Response Dated May 19, 2023

       Item 3. Key Information, page 4

   1. We note your response to comment 1 and reissue in part. We acknowledge your proposed revised disclosure on
page 3 of the filing, but please ensure that references to "our" refer to New Oriental
Education & Technology Group Co., Inc. rather than the VIEs. We note your disclosure "and in
the context of our operations..." where the "our" seems to refer to both New Oriental
Education & Technology Group Co., Inc. as well as the VIEs.
 Chenggang Zhou
FirstName  LastNameChenggang   Zhou Group Inc.
New Oriental  Education & Technology
Comapany
May        NameNew Oriental Education & Technology Group Inc.
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Haiping Li